Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$77,831	$108,772
Accounts receivable	220,878	207,209
Inventory	25,605	26,282
Total current assets	324,314	342,263
Non-current assets:
Deferred tax assets	1,265	1,098
Right-of-use assets	53,122	55,168
Property, plant and equipment	2,390,395	2,472,683
Intangibles	26,500	27,666
Total non-current assets	2,471,282	2,556,615
Total assets	$2,795,596	$2,898,878

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$145,128	$150,957
Income taxes payable	4,181	3,702
Current portion of lease obligations	11,155	11,285
Current portion of long-term debt (Note 7)	2,218	896
Total current liabilities	162,682	166,840

Non-current liabilities:
Share-based compensation (Note 9)	7,747	11,507
Provisions and other	7,465	7,563
Lease obligations	47,111	48,882
Long-term debt (Note 7)	1,189,880	1,236,210
Deferred tax liabilities	18,371	21,236
Total non-current liabilities	1,270,574	1,325,398
Shareholders’ equity:
Shareholders’ capital (Note 10)	2,281,444	2,285,738
Contributed surplus	73,819	72,915
Deficit	(1,125,700)	(1,089,594)
Accumulated other comprehensive income (Note 12)	132,777	137,581
Total shareholders’ equity	1,362,340	1,406,640
Total liabilities and shareholders’ equity	$2,795,596	$2,898,878

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020

Revenue (Note 3)	$236,473	$379,484
Expenses:
Operating (Note 6)	160,621	248,227
General and administrative (Note 6)	21,313	19,535
Restructuring (Note 6)	—	9,818
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	54,539	101,904
Depreciation and amortization	72,013	82,914
Gain on asset disposals	(2,059)	(3,609)
Foreign exchange	(64)	2,691
Finance charges (Note 8)	22,446	27,580
Gain on repurchase of unsecured senior notes	—	(850)
Loss before income taxes	(37,797)	(6,822)
Income taxes:
Current	784	1,059
Deferred	(2,475)	(2,604)
	(1,691)	(1,545)
Net loss	$(36,106)	$(5,277)
Net loss per share: (Note 11)
Basic	$(2.70)	$(0.38)
Diluted	$(2.70)	$(0.38)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Net loss	$(36,106)	$(5,277)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(20,998)	157,008
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	15,909	(118,156)
Tax benefit related to net investment hedge of long-term debt	285	—
Comprehensive income (loss)	$(40,910)	$33,575

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Cash provided by (used in):
Operations:
Net loss	$(36,106)	$(5,277)
Adjustments for:
Long-term compensation plans	7,148	(703)
Depreciation and amortization	72,013	82,914
Gain on asset disposals	(2,059)	(3,609)
Foreign exchange	558	2,872
Finance charges	22,446	27,580
Income taxes	(1,691)	(1,545)
Other	3	60
Gain on repurchase of unsecured senior notes	—	(850)
Income taxes paid	(161)	(820)
Interest paid	(18,766)	(19,495)
Interest received	45	190
Funds provided by operations	43,430	81,317
Changes in non-cash working capital balances	(28,008)	(6,364)
	15,422	74,953
Investments:
Purchase of property, plant and equipment	(8,436)	(11,485)
Purchase of intangibles	—	(57)
Proceeds on sale of property, plant and equipment	3,324	5,690
Changes in non-cash working capital balances	(4,802)	(3,526)
	(9,914)	(9,378)
Financing:
Issuance of long-term debt	20,000	—
Repayments of long-term debt	(49,425)	(40,554)
Repurchase of share capital	(4,294)	(5,244)
Debt issuance costs	(244)	—
Debt amendment fees	—	(21)
Lease payments	(1,621)	(1,728)
	(35,584)	(47,547)
Effect of exchange rate changes on cash	(865)	4,273
Increase (decrease) in cash	(30,941)	22,301
Cash, beginning of period	108,772	74,701
Cash, end of period	$77,831	$97,002

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Note 12)	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(36,106)	(36,106)
Other comprehensive loss for the period	—	—	(4,804)	—	(4,804)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(1,455)	—	—	(1,455)
Share-based compensation expense	—	2,359	—	—	2,359
Balance at March 31, 2021	$2,281,444	$73,819	$132,777	$(1,125,700)	$1,362,340

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(5,277)	(5,277)
Other comprehensive income for the period	—	—	38,852	—	38,852
Share repurchases	(5,244)	—	—	—	(5,244)
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	3,121	—	—	3,121
Balance at March 31, 2020	$2,291,134	$67,878	$173,107	$(974,733)	$1,557,386

See accompanying notes to condensed interim consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2020.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2020.

These condensed interim consolidated financial statements were approved by the Board of Directors on April 21, 2021.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2020. As described in Note 4 of the consolidated audited annual financial statements for the year ended December 31, 2020, due to the outbreak of the Novel Coronavirus (COVID-19) and the resulting impact on the economy and in particular the prices of oil and natural gas, the estimates and judgements used to prepare these financial statements were subject to a higher degree of measurement uncertainty.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 4). Revenue has been disaggregated by primary geographical market and type of service provided.

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Three Months Ended March 31, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$82,674	$3,308	$—	$—	$85,982
Canada	86,083	29,236	—	(890)	114,429
International	36,062	—	—	—	36,062
	$204,819	$32,544	$—	$(890)	$236,473

Day rate/hourly services	$193,349	$32,544	$—	$(108)	$225,785
Shortfall payments/idle but contracted	116	—	—	—	116
Turnkey drilling services	5,946	—	—	—	5,946
Directional services	3,779	—	—	—	3,779
Other	1,629	—	—	(782)	847
	$204,819	$32,544	$—	$(890)	$236,473

Three Months Ended March 31, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$161,954	$7,627	$—	$—	$169,581
Canada	131,544	26,036	—	(728)	156,852
International	53,051	—	—	—	53,051
	$346,549	$33,663	$—	$(728)	$379,484

Day rate/hourly services	$329,110	$33,663	$—	$(226)	$362,547
Shortfall payments/idle but contracted	6,793	—	—	—	6,793
Turnkey drilling services	1,068	—	—	—	1,068
Directional services	7,127	—	—	—	7,127
Other	2,451	—	—	(502)	1,949
	$346,549	$33,663	$—	$(728)	$379,484

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 48% (2020 - 41%) of consolidated revenue for the three months ended March 31, 2021 and 37% (2020 - 33%) of consolidated total assets as at March 31, 2021. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended March 31, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$204,819	$32,544	$—	$(890)	$236,473
Operating earnings (loss)	(3,476)	4,044	(15,983)	—	(15,415)
Depreciation and amortization	65,232	4,001	2,780	—	72,013
Gain on asset disposals	(1,725)	(243)	(91)	—	(2,059)
Total assets	2,495,562	140,248	159,786	—	2,795,596
Capital expenditures	7,438	904	94	—	8,436

Three Months Ended March 31, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$346,549	$33,663	$—	$(728)	$379,484
Operating earnings (loss)	37,851	(309)	(14,943)	—	22,599
Depreciation and amortization	75,724	4,283	2,907	—	82,914
Gain on asset disposals	(2,842)	(739)	(28)	—	(3,609)
Total assets	3,086,849	151,141	134,584	—	3,372,574
Capital expenditures	10,015	1,415	112	—	11,542

A reconciliation of total segment operating earnings (loss) to loss before taxes is as follows:

	Three Months Ended March 31,
	2021	2020
Total segment operating earnings (loss)	$(15,415)	$22,599
Deduct:
Foreign exchange	(64)	2,691
Finance charges	22,446	27,580
Gain on repurchase of unsecured senior notes	—	(850)
Loss before income taxes	$(37,797)	$(6,822)

NOTE 5. IMPAIRMENT

At March 31, 2021, Precision reviewed each of its Cash-Generating Units (CGU) and did not any identify indications of impairment and therefore, did not test its CGUs for impairment.

NOTE 6. RESTRUCTURING AND OTHER

In response to the economic slowdown caused by COVID-19, governments enacted various employer assistance and economic stimulus programs. In the second quarter of 2020, the Government of Canada introduced the Canadian Emergency Wage Subsidy program. For the period ended March 31, 2021, Precision recognized $9 million (2020 – nil) of salary and wage subsidies. Wage subsidies were presented as offsets to operating and general and administrative expense of $8 million (2020 – nil) and $1 million (2020 – nil), respectively.

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During the first quarter of 2020, Precision incurred restructuring charges of $10 million, comprised of severance and certain costs associated with the shutdown of its United States directional drilling operations. There were no restructuring charges incurred for the period ended March 31, 2021.

NOTE 7. LONG-TERM DEBT

		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities
		March 31,		December 31,	March 31,	December 31,
		2021		2020	2021	2020

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US	$—	US	$—	$1,333	$—
U.S. Real Estate Credit Facility		704		704	885	896
	US	$704	US	$704	$2,218	$896

Long-Term Debt
Senior Credit Facility	US	$35,650	US	$74,650	$44,797	$95,041
Canadian Real Estate Credit Facility		—		—	18,667	—
U.S. Real Estate Credit Facility		9,621		9,797	12,089	12,474
Unsecured senior notes:
7.75% senior notes due 2023		285,734		285,734	359,045	363,782
5.25% senior notes due 2024		263,205		263,205	330,735	335,099
7.125% senior notes due 2026		347,765		347,765	436,991	442,757
	US	$941,975	US	$981,151	1,202,324	1,249,153
Less net unamortized debt issue costs					(12,444)	(12,943)
					$1,189,880	$1,236,210

	Senior Credit Facility	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Unsecured Senior Notes	Debt Issue Costs	Total
Current	$—	$—	$896	$—	$—	$896
Long-term	95,041	—	12,474	1,141,638	(12,943)	1,236,210
Balance December 31, 2020	95,041	—	13,370	1,141,638	(12,943)	1,237,106
Changes from financing cash flows:
Proceeds from Real Estate Credit Facility	—	20,000	—	—	—	20,000
Repayment of Senior Credit Facility	(49,202)	—	—	—	—	(49,202)
Repayment of Real Estate Credit Facility	—	—	(223)	—	—	(223)
Payment of debt issue costs	—	—	—	—	(244)	(244)
	45,839	20,000	13,147	1,141,638	(13,187)	1,207,437
Amortization of debt issue costs	—	—	—	—	743	743
Foreign exchange adjustment	(1,042)	—	(173)	(14,867)	—	(16,082)
Balance at March 31, 2021	$44,797	$20,000	$12,974	$1,126,771	$(12,444)	$1,192,098

Current	$—	$1,333	$885	$—	$—	$2,218
Long-term	44,797	18,667	12,089	1,126,771	(12,444)	1,189,880
	$44,797	$20,000	$12,974	$1,126,771	$(12,444)	$1,192,098

At March 31, 2021, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

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Long-term debt obligations at March 31, 2021 will mature as follows:

2021	$1,664
2022	2,218
2023	406,060
2024	332,953
Thereafter	461,647
$1,204,542

Senior Credit Facility

On April 9, 2020, Precision agreed with the lenders of its Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters from the greater than or equal to 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; change Precision’s primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Canadian Real Estate Credit Facility

In March 2021, Precision established a Canadian Real Estate Facility in the amount of $20 million. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

The Canadian Real Estate Credit Facility contains certain affirmative and negative covenants and events of default, customary for this type of transactions. Under the terms of the Canadian Real Estate Credit Facility, Precision must maintain a consolidated interest coverage ratio in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters commencing June 30, 2021. In the event the Senior Credit Facility expires, is cancelled or is terminated, the consolidated interest coverage ratios in effect at that time shall remain in place for the remaining duration of the Canadian Real Estate Credit Facility.

NOTE 8. FINANCE CHARGES

	Three Months Ended March 31,
	2021	2020
Interest:
Long-term debt	$20,862	$25,610
Lease obligations	701	930
Other	5	—
Income	(96)	(148)
Amortization of debt issue costs and loan commitment fees	974	1,188
Finance charges	$22,446	$27,580

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NOTE 9. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Executive Performance Share Units(b)	Non- Management Directors’ DSUs (c)	Total
December 31, 2020	$6,624	$4,751	$6,833	$1,609	$19,817
Expensed during period	3,527	2,157	4,263	694	10,641
Reclassified to contributed surplus	—	—	(773)	—	(773)
Payments and redemptions	(5,461)	(1,577)	(4,808)	—	(11,846)
March 31, 2021	$4,690	$5,331	$5,515	$2,303	$17,839

Current	$3,208	$1,369	$5,515	$—	$10,092
Long-term	1,482	3,962	—	2,303	7,747
	$4,690	$5,331	$5,515	$2,303	$17,839

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSU) and the performance share unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2020	484,782	565,379
Granted	345,900	477,510
Redeemed	(211,589)	(36,806)
Forfeited	(5,826)	(5,601)
March 31, 2021	613,267	1,000,482

(b) Executive Performance Share Units

A summary of the activity under Executive performance share unit (Executive PSU) share-based incentive plan is presented below:

Executive PSUs Outstanding
December 31, 2020	288,707
Redeemed	(94,723)
March 31, 2021	193,984

Precision grants Executive PSUs to certain senior executives. On December 31, 2020, Precision changed its settlement intentions and anticipates settling vested Executive PSUs in cash. Included in net loss for the three months ended March 31, 2021 is an expense of $4 million (2020 - $3 million).

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2020	77,574
Granted	10,170
March 31, 2021	87,744

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During the first quarter of 2021, Precision established a new tranche of non-management director DSUs whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of their compensation in DSUs. These DSUs are redeemable in cash upon the director’s retirement. Non-management directors can receive a lump sum cash payment or two separate cash payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout.

Equity Settled Plans

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2020	148,665	$87.00	—	286.20	$138.86	141,156
Forfeited	(33,060)	89.20	—	286.20	193.10
March 31, 2021	115,605	$87.00	—	146.40	$123.35	115,605

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2020	283,793	$51.20	—	183.60	$86.23	239,521
Forfeited	(15,950)	183.60	—	183.60	183.60
March 31, 2021	267,843	$51.20	—	115.80	$80.43	256,965

Included in net loss for the three months ended March 31, 2021 is an expense of $0.1 million (2020 - $0.4 million). To reduce the dilution of the Corporation’s shares, Precision ceased the issuance of options in 2020.

(e) Non-Management Directors – Deferred Share Unit Plan

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement.

A summary of the activity under this share-based incentive plan is presented below:

DSUs Outstanding
December 31, 2020 and March 31, 2021	1,470

NOTE 10. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
Balance December 31, 2020	13,459,593	$2,285,738
Share repurchase	(155,168)	(4,294)
Balance March 31, 2021	13,304,425	$2,281,444

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(a) Share Consolidation

On November 12, 2020, Precision Drilling Corporation completed a 20:1 consolidation of its common shares. Comparative period share-based compensation award units, share option quantities, share option exercise prices and basic and diluted weighted average shares outstanding have been retrospectively adjusted to reflect the share consolidation.

(b) Normal Course Issuer Bid

Under the terms of Precision’s Normal Course Issuer Bid (NCIB), Precision may purchase and cancel up to a maximum of 1,199,883 common shares, representing 10% of the public float of common shares as of August 14, 2020. Purchases under the NCIB are made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than August 26, 2021.

During the first quarter of 2021, Precision repurchased and cancelled a total of 155,168 common shares (2020 – 153,806) for $4 million (2020 – $5 million).

NOTE 11. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three Months Ended March 31,
	2021	2020
Net loss - basic and diluted	$(36,106)	$(5,277)

	Three Months Ended March 31,
(Stated in thousands)	2021	2020
Weighted average shares outstanding – basic	13,349	13,771
Effect of share options and other equity compensation plans	—	—
Weighted average shares outstanding – diluted	13,349	13,771

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gain (Loss)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Tax Benefit Related to Net Investment Hedge of Long-Term Debt	Accumulated Other Comprehensive Income (Loss)
December 31, 2020	$483,657	$(351,474)	$5,398	$137,581
Other comprehensive income (loss)	(20,998)	15,909	285	(4,804)
March 31, 2021	$462,659	$(335,565)	$5,683	$132,777

NOTE 13. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at March 31, 2021 was approximately $1,092 million (December 31, 2020 – $1,023 million).

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Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q1 2021 TRADING PROFILE

Toronto (TSX: PD)

High: $36.18

Low: $20.72

Close: $27.15

Volume Traded: 10,249,458

New York (NYSE: PDS)

High: US$27.86

Low: US$16.58

Close: US$21.61

Volume Traded: 7,157,322

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost unit certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Senior Vice President, General Counsel and Chief Compliance Officer

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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